

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via E-mail</u>
Christopher R. Reidy
Chief Financial Officer
Becton, Dickinson and Company
One Becton Drive
Franklin Lakes, New Jersey 07417

>   **Re: Becton, Dickinson and Company**
>   **Form 10-K for the fiscal year ended September 30, 2013**
>   **Filed November 27, 2013**
>   **File No. 001-04802**

Dear Mr. Reidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief